

Mail Stop 3561

April 19, 2017

Mr. Gregory Motto
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Dayton Beach, FL 32114

Re: **International Speedway Corporation**
Form 10-K for the Year Ended November 30, 2016
Filed January 27, 2017
Form 8-K furnished on January 26, 2017
Form 8-K furnished on April 4, 2017
File No. 000-02384

Dear Mr. Motto:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended November 30, 2016

Item 6. Selected Financial Data

GAAP to Non-GAAP Reconciliation, page 17

1. We note your disclosure on page 36 of MD&A that you achieved incremental EBITDA on DAYTONA Rising of $15 million and also your disclosure on page 41 that upon completion of the Phoenix redevelopment, you expect an incremental lift in Phoenix's EBITDA between $8.5 million and $9 million. We also note that in the first paragraph of GAAP to non-GAAP reconciliation on page 17, you define EBITDA, although the reconciliations that follow do not reflect its calculation. Please revise to provide a reconciliation of EBITDA to net income for each EBITDA amount you disclose. We refer you to Question 103.02 of the Staff's Compliance & Disclosure Interpretations

("C&Dis") on Non-GAAP Financial Measures, issued on May 17, 2016, and Question 102.10 as it relates to forward-looking non-GAAP measures

Note 15-Quarterly Data, page 68

2. Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the gain associated with the Staten Island project, and long-lived asset impairments. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Note 16-Segment Reporting, page 69

3. We note from your disclosure in MD&A that the Motorsports Event segment includes reporting units from sponsorship and hospitality, television broadcast rights, ancillary rights, and music festivals and that their type or class of customer and distribution methods are consistent in objectives and principles, and predominately uniform and centralized throughout the Company resulting in your reviewing them as a whole. Please tell us if they are separate operating segments, as defined in ASC 280-10-50-1. As part of your response, please tell us if the CODM reviews their respective revenue streams as well as their profitability separately. Also, please revise your disclosure in Note 16 to disclose the revenue amounts related to each product and service as required by ASC 280-10-50-40.

Forms 8-K furnished January 26, 2017 and April 4, 2017

4. We note your disclosure on page 16 of your earnings release furnished on Form 8-K, that your guidance for EBITDA, which you define as non-GAAP operating income plus depreciation and amortization, is estimated to range between $208 million and $218 million. When forecasting a non-GAAP financial measure, please note that your disclosure should include a reconciliation to the most comparable GAAP measure in accordance with Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K. See also Question 102.10 of the Staff's Compliance & Disclosure Interpretations ("C&Dis") on Non-GAAP Financial Measures, issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

                                        Sincerely,

                                        /s/ Melissa Raminpour

                                        Melissa Raminpour
                                        Branch Chief
                                        Office of Transportation and Leisure